August 20, 2008

Mr. John Cash, Accounting Branch Chief

Ms. Tricia Armelin, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2007 filed on June 26, 2008

File No. 1-13158

Dear Mr. Cash and Ms. Armelin:

We are providing to you this letter in response to the comment letter, dated July 29, 2008, from the Staff of the Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 26, 2008 (the “2007 20-F”). For your convenience, we have set forth each of your comments below in italics followed by the Company’s response to each comment.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 31

Impairment for long-lived assets, page 31

1. With a view towards future disclosure, please clarify for us if you assess whether there are impairment indicators at each reporting date. Reference paragraph 9 of IAS 36.

We confirm that we have assessed whether there are impairment indicators at each reporting date in accordance with paragraph 9 of IAS 36. We will update our disclosure in our Form 20-F for the fiscal year ending December 31, 2008 as follows.

The original disclosure

“If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired’, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. We review the carrying amounts of long-lived assets periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount.”

Mr. John Cash

Ms. Tricia Armelin

Securities and Exchange Commission

August 20, 2008

Page Two

Updated disclosure

“If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired’, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount.”

Item 15. Controls and Procedures, page 87

A. Evaluation of Disclosure Controls and Procedures, page 87

2. We note that your disclosure controls and procedures are “effective.” However, your disclosure does not provide the full definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended. Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings, please either include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining the term.

We acknowledge the Staff’s comment and confirm that we will revise Item 15 accordingly in an Amendment No. 1 to Annual Report on Form 20-F/A for the fiscal year ended December 31, 2007 to be filed with the Commission (“Amendment No. 1”). We confirm our disclosure controls and procedures are effective with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Act are accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Item 19. Exhibits page 91

3. We note that you have filed as exhibits to your annual report on Form 20-F the certifications required by Rule 13a-14(a) and Rule 13a-14(b); however you have not filed any other exhibits to your annual report on Form 20-F, such as your articles of association or your contracts with Sinopec Corp. Please tell us what consideration you have given to including these items as exhibits to your annual report on Form 20-F. Please see Form 20-F, Instructions as to Exhibits, which requires, among other items, the filing of articles of association, bylaws and comparable instruments, as well as material contracts.

The Staff’s comment is noted. We will provide an English translation of our Articles of Association, as well as English translations of our Product Supply and Sales Services Framework Agreement and our Comprehensive Services Framework Agreement with Sinopec. The translations will be exhibits attached to Amendment No. 1.

Mr. John Cash

Ms. Tricia Armelin

Securities and Exchange Commission

August 20, 2008

Page Three

Note 17. Property, Plant and Equipment, page F-25

4. Given the significance of your property, plant and equipment and the resulting depreciation expense, please revise future filings to divide your “plant and other fixed assets” category into more specific asset classes. In addition, please revise Note 2(d) more specifically disclose the estimated useful lives of each asset class. Reference paragraph 73 to IAS 16.

We will disclose three categories under Property, Plant and Equipment, including Buildings, Plant and machinery, and Vehicles and other equipment, to provide more specific information in our Form 20-F for the fiscal year ending December 31, 2008 and going forward. The estimated useful lives of each asset class will be updated in Note 2 (d) as follows.

Buildings	15 to 40 years
Plant and machinery	10-20 years
Vehicles and other equipment	5-26 years

*    *    *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned at 86-21-5794-3143 or Edward Li of the Company’s outside legal counsel, Morrison & Foerster, at 852-2585-0888.

Best regards,

/s/ Han Zhihao
Han Zhihao

cc:	Edward Li — Morrison & Foerster

Daniel Chan — KPMG